Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-284909, 333-269768, 333-105130, 333-229698 and 333-90292 on Form S-8 and to the use of our reports dated February 11, 2026 relating to the consolidated financial statements of Sun Life Financial Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 11, 2026